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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 AMENDMENT NO. 2
                                       to
                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                        PARAMETRIC TECHNOLOGY CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

                        Options to Purchase Common Stock
                            par value $.01 per share
                         (Title of Class of Securities)
                               -------------------

                                    699173100
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                               -------------------

                             Cornelius F. Moses, III
              Executive Vice President and Chief Financial Officer
                        Parametric Technology Corporation
                               140 Kendrick Street
                          Needham, Massachusetts 02494
                                 (781) 370-5000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                               Matthew C. Dallett
                               Palmer & Dodge LLP
                              111 Huntington Avenue
                           Boston, Massachusetts 02199
                                 (617) 239-0100
                               -------------------


                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
        Transaction Valuation                    Amount of Filing Fee
---------------------------------------- ---------------------------------------
            $13,724,051(1)                             $1,616(2)
------------------------

(1) Calculated solely for purposes of determining the filing fee in accordance with Rule 457(o). The amount assumes the purchase from eligible employees of all outstanding eligible options to purchase shares of common stock of Parametric Technology Corporation (PTC) with an exercise price equal to or greater than $9.00 per share granted under the PTC 2000 Equity Incentive Plan, the PTC 1997 Incentive Stock Option Plan, the PTC 1997 Nonstatutory Stock Option Plan, the PTC 1987 Incentive Stock Option Plan, the Computervision Corporation 1992 Stock Option Plan, the Division Group PLC Approved Employee Share Option Scheme and the Division Group PLC Unapproved Employee Share Option Scheme at the prices stated in the offer document for an aggregate purchase price of $13,724,051.

(2)   Previously paid on July 6, 2005.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable.       Filing Party:   Not Applicable
Form or Registration No.: Not Applicable.       Date Filed:     Not Applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                        4
                             INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO is filed by Parametric Technology Corporation, a Massachusetts corporation ("PTC"), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 6, 2005, as amended by Amendment No. 1 to Schedule TO dated July 14, 2005 (together, the "Schedule TO"), in connection with PTC's Offer to Exchange Outstanding Options with Exercise Prices of $9 or More, dated July 6, 2005 (the "Offer to Exchange").

The information set forth in the Offer to Exchange is incorporated into this Amendment No. 2 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

Item 4.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(i), is hereby amended as follows:

1. Section 7, "Conditions of the Offer," under the heading "The Offer" is amended by deleting the words "SEC or other government agency" in the last bullet point of the conditions listed and substituting the phrase "SEC's tender offer rules."

2. Section 11, "Material U.S. Federal Income Tax Considerations," under the heading "The Offer" is amended as follows:

o by deleting the words "general summary" in the first sentence of the first paragraph and substituting the word "description";

o by deleting the word "discussion" in the second sentence of the first paragraph and substituting the word "description";

o by deleting the word "summary" in the third and fourth sentences of the first paragraph and in the first sentence of the second paragraph and substituting the word "description"; and

o by adding the words "in light of your particular circumstances" at the end of the single sentence in the fourth paragraph.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           PARAMETRIC TECHNOLOGY CORPORATION


                           By:      /s/ Aaron C. von Staats
                              --------------------------------------------------
                              Aaron C. von Staats
                              Senior Vice President, General Counsel and
                              Clerk

Date:  July 27, 2005